

Mailstop 4546

January 25, 2017

Mr. Duane A. Portwood
Chief Financial Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

> **Re:** **Akorn, Inc.**
> **Form 10-Q for Quarterly Period Ended September 30, 2016**
> **Filed November 3, 2016**
> **File No. 001-32360**

Dear Mr. Portwood:

We have limited our review of your Form 10-Q to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

Notes to Condensed Consolidated Financial Statements
Note 4 – Accounts Receivable Allowances, page 15

1. Please explain to us why your reserves for chargebacks and rebates decreased during the quarter and year-to-date period ended September 30, 2016 despite an increase in the related provisions and why you believe these reserves are sufficient at September 30, 2016. In your response, tell us how much of the change in the reserves relates to each of the following:
   - A downward change in estimate related to prior year sales;
   - Actual chargebacks and rebates related to current year sales; and
   - Actual chargebacks and rebates related to prior year sales.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance